UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sonic Innovations, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83545M 10 9

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV L.P. (“A4”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
88,394 shares, except that Accel IV Associates L.P. (“A4A”), the general partner of A4, may be deemed to have sole power to vote these shares and Swartz Family Partnership L.P. (“SFP”), James W. Breyer (“Breyer”), Luke B. Evnin (“Evnin”), Eugene D. Hill, III (“Hill”), Paul H. Klingenstein (“Klingenstein”), Arthur C. Patterson (“Patterson”), G. Carter Sednaoui (“Sednaoui”) and James R. Swartz (“Swartz”), the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
88,394 shares, except that A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Keiretsu L.P. (“AK”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,833 shares, except that Accel Partners & Co. Inc. (“AP&C”), the general partner of AK, may be deemed to have sole power to vote these shares and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
1,833 shares, except that AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Partners & Co. Inc. (“AP&C”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,251 shares, 1,833 of which are shares directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
2,251 shares, 1,833 of which are shares directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Investors ‘95 L.P. (“AI95”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,149 shares, except that Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI95, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
4,149 shares, except that Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI95, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,149

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV Associates L.P. (“A4A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
88,394 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to vote these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
88,394 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Swartz Family Partnership L.P. (“SFP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,793 shares.

	6.	Shared Voting Power 88,394 shares, all of which are directly owned by A4. SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 23,793 shares

8.

Shared Dispositive Power
88,394 shares, all of which are directly owned by A4.  SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,187

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ellmore C. Patterson Partners (“ECPP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,049 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 52,049 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,049

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James W. Breyer (“Breyer”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,794

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luke B. Evnin (“Evnin”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
30,291 shares, of which 7,045 are shares issuable upon exercise of options held by Evnin exercisable within 60 days of December 31, 2001, and 914 shares are held in trust for the benefit of minor children of Evnin.

6.

Shared Voting Power
92,543 shares, of which 88,394 are shares directly owned by A4 and 4,149 are shares directly owned by AI95.  Evnin is a general partner of A4A, the general partner of A4 and a general partner of AI95 and may be deemed to have shared power to vote these shares.

7.

Sole Dispositive Power
30,291 shares, of which 7,045 are shares issuable upon exercise of options held by Evnin exercisable within 60 days of December 31, 2001, and 914 shares are held in trust for the benefit of minor children of Evnin.

8.

Shared Dispositive Power
92,543 shares, of which 88,394 are shares directly owned by A4 and 4,149 are shares directly owned by AI95.  Evnin is a general partner of A4A, the general partner of A4 and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,834

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene D. Hill, III (“Hill”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,074 shares.

6.

Shared Voting Power
92,543 shares, of which 88,394 are shares directly owned by A4 and 4,149 are shares directly owned by AI95.  Hill is a general partner of A4A, the general partner of A4 and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 9,074 shares.

8.

Shared Dispositive Power
92,543 shares, of which 88,394 are shares directly owned by A4 and 4,149 are shares directly owned by AI95.  Hill is a general partner of A4A, the general partner of A4 and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,617

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Klingenstein (“Klingenstein”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 44,666 shares.

6.

Shared Voting Power
92,543 shares, of which 88,394 are shares directly owned by A4, and 4,149 are shares directly owned by AI95.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 44,666 shares.

8.

Shared Dispositive Power
92,543 shares, of which 88,394 are shares directly owned by A4, and 4,149 are shares directly owned by AI95.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Patterson (“Patterson”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 122,057 shares, of which 52,049 are shares directly owned by ECPP. Patterson is the general partner of ECPP and may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 122,057 shares, of which 52,049 are shares directly owned by ECPP. Patterson is the general partner of ECPP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,851

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Carter Sednaoui (“Sednaoui”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,142 shares.

6.

Shared Voting Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 12,142 shares.

8.

Shared Dispositive Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,936

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83545M 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Swartz (“Swartz”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,357 shares, of which 23,793 are shares directly owned by SFP. Swartz is the general partner of SFP and may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 100,357 shares, of which 23,793 are shares directly owned by SFP. Swartz is the general partner of SFP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
94,794 shares, of which 88,394 are shares directly owned by A4, 1,833 are shares directly owned by AK, 418 are shares directly owned by AP&C and 4,149 are shares directly owned by AI95.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,151

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sonic Innovations, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2795 East Cottonwood Parkway, Suite 660 Salt Lake City, Utah 84121

Item 2.
(a)

Name of Person Filing
This Statement is filed by Accel IV L.P., a Delaware limited partnership (“A4”), Accel IV Associates L.P., a Delaware limited partnership and the general partner of A4 (“A4A”), Accel Keiretsu L.P., a Delaware limited partnership (“AK”), Accel Partners & Co. Inc., a Delaware corporation and the general partner of AK (“AP&C”), Accel Investors ‘95 L.P., a Delaware limited partnership (“AI95”), Ellmore C. Patterson Partners (“ECPP”), a Delaware limited partnership, the Swartz Family Partnership L.P. (“SFP”), a Delaware limited partnership and a general partner of A4A, James W. Breyer (“Breyer”), a general partner of A4A and AI95 and an officer of AP&C, Luke B. Evnin (“Evnin”), a general partner of A4A and AI95, Eugene D. Hill, III (“Hill”), a general partner of A4A and AI95, Paul H. Klingenstein (“Klingenstein”), a general partner of A4A and AI95, Arthur C. Patterson (“Patterson”), a general partner of A4A, AI95 and ECPP and an officer of AP&C, G. Carter Sednaoui (“Sednaoui”), a general partner of A4A and AI95 and an officer of AP&C, and James R. Swartz (“Swartz”), a general partner of A4A, AI95 and SFP and an officer of AP&C.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A4A, the general partner of A4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A4.  AP&C, the general partner of AK, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AK.  SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are general partners of A4A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A4.  Breyer, Patterson, Sednaoui and Swartz are officers of AP&C and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AK.  Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are general partners of AI95 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI95.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for each of the Reporting Persons is: 428 University Avenue Palo Alto, CA 94301
(c)

Citizenship
A4, AK, AI95, A4A, SFP and ECPP are Delaware limited partnerships. AP&C is a Delaware  corporation. Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 83545M 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class
This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of Common Stock of Sonic Innovations, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Please see Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

Entities: Accel IV L.P. Accel Keiretsu L.P. Accel Investors ‘95 L.P. Accel IV Associates L.P. Accel Partners & Co. Inc. Ellmore C. Patterson Partners Swartz Family Partnership L.P.	By:	/s/ Alan K. Austin
Alan K. Austin, Attorney-in-fact for above-listed entities

Individuals: James W. Breyer Luke B. Evnin Eugene D. Hill, III Paul H. Klingenstein Arthur C. Patterson G. Carter Sednaoui James R. Swartz	By:	/s/ Alan K. Austin
Alan K. Austin, Attorney-in-fact for above-listed individuals

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	20

Exhibit B: Reference to Alan K. Austin as Attorney-in-Fact	21

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Sonic Innovations, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

EXHIBIT B

REFERENCE TO ALAN K. AUSTIN AS ATTORNEY-IN-FACT

Alan K. Austin has signed the enclosed documents as Attorney-In-Fact.  Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.